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          Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.



                                December 23, 2004


VIA EDGAR, BY-HAND DELIVERY AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:    Mr. Max A. Webb
              Mr. Doug Jones
              Ms. Hanna T. Teshome
              Mr. Michael Fay

         Re:          International Shipholding Corporation
                      Registration Statement on Form S-1 filed November 2, 2004 File No. 333-120161

Ladies and Gentlemen:

         We have filed on behalf of International Shipholding Corporation ("ISH"), via transmission to the Securities and Exchange Commission's (the "Commission") EDGAR system, Pre-Effective Amendment No. 3 (the "Amendment") to the above-captioned registration statement (the "Registration Statement"). The Amendment responds to the comments from the Commission's staff (the "Staff") received by facsimile transmittal on December 21, 2004. The Amendment also responds to the comments from the Staff received via telephone conference with Mr. Doug Jones of the Staff on December 21, 2004.

         In addition, the Amendment (i) updates ISH's prior disclosure regarding its agreement to purchase two used vessels to reflect that ISH has now purchased both vessels (see the section of the prospectus entitled "Prospectus Summary - Recent Developments - Vessel Purchase Agreement" on page 4), with appropriate conforming revisions made elsewhere in the Amendment; and (ii) reflects certain revisions to the sections of the prospectus entitled "Description of the Preferred Stock" on pages 68-82 and "Description of the Notes" on pages 83-93 in order to conform such sections to the corresponding certificate of designations and indenture (forms of which have been filed as Exhibits 3.3 and 4.4, respectively, to the Amendment), with appropriate conforming revisions made elsewhere in the Amendment.



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Securities and Exchange Commission
December 23, 2004
Page 2


         We have numbered and reproduced below the full text of the Staff's written comments in italics, followed by ISH's response to each comment. All page references to the Amendment in this letter refer to the copies of the Amendment that are marked to reflect the revisions made to the Registration Statement and which are to be delivered by-hand to the Staff on December 23, 2004.

         Comment 1. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

         Response 1: ISH did not include any artwork (other than its logo) in the preliminary prospectus dated December 10, 2004 distributed to prospective investors, and does not intend to include any artwork (other than its logo) in the final prospectus.

Cautionary Notice Regarding Forward-Looking Statements, page ii

         Comment 2. Please delete the next-to-last sentence in the last paragraph. If you are aware of material risk factors, you should discuss them in the risk factors section.

         Response 2: We have complied with this comment by deleting the next-to-last sentence in the last paragraph on page ii.

         Capitalization, page 28

         Comment 3. We note that the preferred stock to be offered is redeemable upon a change of control of the company. Redemption upon change of control is considered to be a "deemed liquidation event" that may be outside of the company's control, making the associated security redeemable for purposes of Rule 5-02(28) of Regulation S-X. In this regard, please explain to us why your classification of preferred stock in stockholders' investment is appropriate. Refer to EITF D-98 for guidance.

         Response 3: ISH has considered this comment and the provisions of EITF D-98 and has concluded that the new convertible exchangeable preferred stock is properly classified and presented as a non-equity item. Accordingly, ISH has complied with this comment by presenting the convertible exchangeable preferred stock as a separate line item (i.e., outside of "Stockholders' Investment") on the table set forth in the section entitled "Capitalization" on page 28. In addition, in the first paragraph of the first risk factor in the section entitled "Risk Factors" on page 14, ISH has revised its pro forma September 30, 2004 debt-to-equity ratio to give effect to this reclassification.


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Securities and Exchange Commission
December 23, 2004
Page 3


Results of Operations-Nine Months Ended September 30, 2004

Gross Voyage Profit, page 34
Rail-Ferry Service, page 35

         Comment 4. To the extent practicable, quantify the amount each of the reasons you cite contributed to the change in costs.

         Response 4: We have complied with this comment by quantifying, under the caption "Contracts of Affreightment" on page 34 and under the caption "Rail-Ferry Service" on pages 34 and 35, the contribution of each of the factors cited thereunder to the higher operating costs of ISH's contracts-of-affreightment and rail-ferry service segments during the first nine months of fiscal year 2004.

Customers and Cargo, page 50

         Comment 5. Confirm that no customer, other than MSC, accounts for 10% or more of your revenues.

         Response 5: ISH charters its four U.S. flag PCTC (Pure Car/Truck Carrier) vessels to Nippon Yusen Kaisha, a Japanese shipping company ("NYK"). However, Japanese automakers are the end users of the vessels. Accordingly, ISH has historically regarded each automaker, and not NYK, as its customer; in none of fiscal years 2003, 2002 or 2001 did any of these automakers account for 10% or more of ISH's total revenues.

         In light of the Staff's comment, however, we have added a new third paragraph under the caption "Customers and Cargo" on page 50 to clarify that (i) NYK contributed approximately 15%, 17% and 12% of ISH's total revenues for fiscal years 2003, 2002 and 2001, respectively; (ii) Japanese automakers are the end users of the four PCTC vessels and that none of those automakers accounted for 10% or more of ISH's total revenues in fiscal years 2003, 2002 or 2001; and
(iii) other than NYK and the Military Sealift Command (MSC), none of ISH's customers accounted for 10% or more of ISH's fiscal year 2003, 2002 or 2001 total revenues.


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Securities and Exchange Commission
December 23, 2004
Page 4


Exhibit 5.1

         Comment 6. Delete the paragraph beginning with "In connection with the opinions expressed above" and ending with "affecting the validity of such Securities" as it is an inappropriate assumption.

         Response 6: We have complied with this comment by deleting the referenced paragraph. Please refer to our opinion filed as Exhibit 5.1 to the Amendment.

         Comment 7. We note that your opinion is limited to Louisiana and Delaware law. We remind you that with respect to the Convertible Notes, Counsel must opine on the laws of the state governing the indenture.

         Response 7: We have complied with this comment by deleting the sentence limiting the opinion to the laws of specified jurisdictions. Please refer to our opinion filed as Exhibit 5.1 to the Amendment.

         Comment 8. Either revise to delete the last sentence of the next-to-last paragraph or refile the opinion dated the date of effectiveness.

         Response 8: We have complied with this comment by deleting the referenced sentence. Please refer to our opinion filed as Exhibit 5.1 to the Amendment.
                                 ---------------

         Thank you for your assistance with this filing. As we have discussed, ISH is very anxious to have the registration statement declared effective at the earliest possible date. We would, therefore, appreciate anything that the Staff can do to help us expedite the completion of the review process. If you have any questions or comments regarding the Amendment, please call me at your convenience at (504) 582-8188. In my absence, please contact my associate, Amos Oelking, at (504) 582-8516.

                                                     Sincerely,

                                                     /s/  L. R. McMillan, II

                                                     L. R. McMillan, II

cc:      Gary L. Ferguson
         Amos J. Oelking, III